Exhibit 16.1

April 15, 2019

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CV Sciences, Inc.

Commission File Number 000-54677

Dear Sirs/Madams:
We have read Item 4.01 of CV Sciences, Inc.’s Form 8-K dated April 15, 2019, captioned “Changes in Registrant’s Certifying Accountant.” and have the following comments:

1.
We have no basis on which to agree or disagree with the statements made in the first and second paragraphs, except we agree with the statement “Tanner LLC (“Tanner”), the Company’s current independent registered public accounting firm, was informed of this decision on the same date and was dismissed, effectively immediately.”

2.	We agree with the statements made in the third through ninth paragraphs.
We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,
/s/ Tanner LLC